Mail Stop 4561

      September 22, 2005

Michael Siu
Chief Financial Officer
Tramford International Limited
Room 2413-18, Shui On Centre
8 Harbour Road
Wanchai, Hong Kong
+852 3112 8461

	Re:	Tramford International Limited
		Form 20-F: For the Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
      File No. 000-29008

Dear Mr. Siu,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2004

Controls and Procedures, page 55

1. We note that your Chief Executive Officer and Chief Financial Officer completed the evaluation of your disclosure controls and procedures within the 90-day period prior to the filing date of the
Form 20-F for the year ended December 31, 2004. Your evaluation should be as of the end of the period covered by the report pursuant to Item 15(a) of Form 20-F. Please confirm whether your disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange
Act, were effective as of December 31, 2004.

2. We note your disclosure that no significant changes were made to your internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation. Consistent with the disclosure required by Item 15(d) of Form 20-F, please confirm to us definitively whether there was any change in your internal control over financial reporting identified in connection with your evaluation that occurred during the period covered by the annual report that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please see Rule 13a-15(d) of the Exchange Act and Section II.F.4 of Release No. 33-8238 for additional guidance.

Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(f) Intangible assets, page F-9

3. We note that the intangible asset represents the technology platform for development of the server switch and network security device. Tell us whether the acquired software is within the scope of
SFAS 86. If so, tell us how you considered the guidance in question
17 of the FASB Staff Implementation Guide to SFAS 86 which indicates that you should report amortization of these types of costs as a component of cost of sales.

Note 18. Subsequent events, page F-18

4. We note that, in February 2004, you decided to dispose of the information technology consultancy reporting unit and, in March 2005, the operating unit was sold. Tell us how you considered paragraphs
30, 42 and 43 of SFAS 144 in your presentation of the results of the information technology consultancy reporting unit in your consolidated financial statements. In this regard, explain what consideration you gave to presenting the results of operations of your information technology consultancy reporting unit as discontinued operations and the related assets and liabilities as held for sale as of December 31, 2004.

*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Steve Williams at (202) 551-3478 or Melissa
Walsh at (202) 551-3224 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.


							Sincerely,



							Stephen Krikorian
      						Accounting Branch Chief


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Michael Siu
Tramford International Limited
September 22, 2005
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